UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   HAMDY               ESMAT Z.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/02
5. If Amendment, Date of Original (Month/Year)
   06/04/02
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. Technology Development &
   Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/01/02    M        5,000         A  $14.8750                    D  Direct
Common Stock                                  05/01/02    F        2,971         D  $25.0300                    D  Direct
Common Stock                                  05/01/02    M        7,713         A  $14.8750                    D  Direct
Common Stock                                  05/01/02    F        4,583         D  $25.0300                    D  Direct
Common Stock                                  05/01/02    J        5,000         D  $24.8300                    D  Direct
Common Stock                                  05/02/02    M        1,250         A  $10.0625                    D  Direct
Common Stock                                  05/02/02    S        1,250         D  $24.9274                    D  Direct
Common Stock                                  05/02/02    M        1,250         A  $13.5625                    D  Direct
Common Stock                                  05/02/02    S        1,250         D  $24.9274                    D  Direct
Common Stock                                  05/14/02    M        6,106         A  $16.3750                    D  Direct
Common Stock                                  05/14/02    S        6,106         D  $25.6436                    D  Direct
Common Stock                                  05/15/02    M        5,894         A  $16.3750                    D  Direct
Common Stock                                  05/15/02    S        5,894         D  $27.8001     37,464         D  Direct
Common Stock                                                                                     1,750          I  by Son

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $16.3750        05/14/02       M                          6,106            (1)          07/03/07
to buy)
Non-Qualified Stock Option     $10.0625        05/02/02       M                          1,250            (2)          07/28/08
(right to buy)
Non-Qualified Stock Option     $13.5625        05/02/02       M                          1,250            (3)          08/06/09
(right to buy)
Non-Qualified Stock Option     $14.8750        05/01/02       M                          5,000                         07/17/06
(right to buy)
Non-Qualified Stock Option     $14.8750        05/01/02       M                          7,713                         07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750        05/15/02       M                          5,894            (1)          07/03/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  05/14/02  Common Stock                   6,106                     0             D   Direct
to buy)
Non-Qualified Stock Option     05/02/02  Common Stock                   1,250                     20,272        D   Direct
(right to buy)
Non-Qualified Stock Option     05/02/02  Common Stock                   1,250                     2,500         D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/02  Common Stock                   5,000                                   D   Direct
(right to buy)
Non-Qualified Stock Option     05/01/02  Common Stock                   7,713                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     05/15/02  Common Stock                   5,894                     11,700        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 8/1/2001.
(2)
Option begins vesting 12/31/98 and is exercisable quarterly as to 5,000 shares in 1999, 4,999 shares in 2000, and 5,000 shares each in 2001 and 2002.
(3)
Option begins vesting on 8/1/99 and is exercisable as to 10,000 shares on 8/1/01, and 1,250 shares quarterly thereafter until 11/1/0
2.

SIGNATURE OF REPORTING PERSON
/S/ HAMDY               ESMAT Z.
DATE 06/14/02